BEST AVAILABLE COPY

GRUPO CARSO, S.A. DE C.V.

RECEIVED

2005 OCT 25 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 20, 2005.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Wash[redacted]
U.S.[redacted]

05012020

SUPPL

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A. de C.V., related to the Date and terms of the public offering of 620'000,000 shares of Carso Infraestructura y Construcción, S.A. de C.V., that was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on October 19, 2005:

GCarso informs the investors public about the following terms related to the public offering of 620'000,000 of shares of the capital stock of Carso Infraestructura y Construcción, S.A. de C.V.:

Price per share: $7.60 (Seven pesos 60/100 Mx Cy)

Amount of the offer: $4,712'000,000.00 (Four thousand seven hundred and twelve million pesos 00/100 Mx Cy).

Date and crossing the offer: October 21, 2005.

Liquidation date: October 25, 2005.

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact